Filed by JDN Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Commission File No. 001-12844

DEVELOPERS DIVERSIFIED REALTY CORPORATION AND JDN REALTY CORPORATION
MERGER CONFERENCE CALL
OCTOBER 7, 2002; 10:00 AM ET

OPERATOR: Welcome to the JDN merger conference call. At this time all participants are in a listen-only mode. If anyone should require assistance during the call, please press star and zero on your phone. This conference call is being recorded. I would like to introduce your host, Ms. Michelle Mahue. Ma’am, you may begin.

MICHELLE MAHUE: Thank you Adam and good morning. I’m Michelle Mahue, director of investor relations for DDR. With me are Scott Wolstein, DDR Chairman and Chief Executive Officer, David Jacobstein, president and chief operating officer, Bill Schafer, senior vice president and chief financial officer and Dan Hurwitz, executive vice president responsible for leasing and development. Also joining us is Craig Macnab, CEO of JDN. Before we begin, I need to alert you that certain of our statements today may be forward-looking. For example, statements that are not historical in nature or that concern future earnings or estimates or that reflect expectations or beliefs are forward-looking statements.

Although we believe such statements are based upon reasonable assumptions, you should understand those statements are subject to risks and uncertainty and that actual results may differ materially from the forward-looking statements. Additional information about such factors and uncertainties that could cause actual results to differ may be found in the management discussion and analysis section on form 10-K for year ended December 31, 2001 and filed with the SEC. At this time, I would like to enter Craig Macnab.

CRAIG MACNAB: Michelle, thank you very much and good morning to all of you. Thanks for assembling on short notice. What I am going to do is give you a little bit of an update to background to the transaction and the advantages that we see to our shareholders of selecting DDR as our merger partner. As most of you know, we have been working with our financial advisors at Lazard Freres for over two years to evaluate financing and strategic alternatives for JDN. In this process, Lazard Freres has discussed and presented material on JDN in excess of 40 potential acquirers. Amongst this extensive list, we believe DDR offers the best opportunity for our shareholders. Some of the advantages of DDR include the powerful and compelling track record of delivering value to shareholders over a long period of time.

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For example, they have almost doubled their share price since they became public nearly 10 years ago. And they have delivered a compounded annualized FFO per share growth rate of approximately 10 percent per annum over the last 10 years. In terms of doubling their share price, this statistic is all the more significant when one considers that DDR’s multiple of approximately eight times 2003 consensus FFO is at the low end of the range of leading shopping center REITs. They have a very strong balance sheet with relatively low debt to equity ratio. Importantly, they have considerable financial flexibility, which we expect them to capitalize on when they refinance our bank debt, plus address the pending maturities of approximately $150 million of unsecured debt, which matures over the next two years. As a prospective shareholder of DDR, I personally like the fact that their dividend payout ratio is only about 60 percent.

An important ingredient in selecting DDR is that they are one of the few companies in our industry that truly understands development and the value it can create for shareholders. This is particularly significant when we consider that over 25 percent of JDN’s assets are currently invested in development and land.

Finally, through this process, we have come into contact with DDR’s deep and excellent management team, which has a proven record of successfully completing transactions and acquisitions, such as this. In summary, this proposed transaction is accretive to our shareholders. Illustrative of this accretion is the expected cost savings DDR will realize post-merger as they rationalize duplicate positions and realize a reduction in interest expense due to their lower borrowing costs. In a moment, you will hear more about these, but those savings alone will contribute approximately nine cents per share on an illustrative basis to each JDN shareholder going forward. With that, Scott Wolstein, Chairman and CEO of DDR.

SCOTT WOLSTEIN: Good morning, everybody. We are very excited at DDR to discuss this transaction with you. I would like to start by apologizing to the dozens of people who called me over the last few weeks to ask me about this deal. Obviously under Regulation FD, I was unable to return your calls, which is not my style. Please consider this a return of your phone call. Let me talk a little bit about the transaction structure at the outset. This merger agreement, which was approved by the board of both companies, was signed Friday night.

Under the agreement, JDN common stock will be exchanged for approximately 18 million new DDR common shares, exchange ratio of .518 or $11.11 cents of JDN stock, based on the closing cost as of Thursday, October 3. Lower as of today. The merger represents a transaction of over a billion dollars in size, comprised of 439 million in shares of common and preferred stock, and 584 million dollars in soon to retire debt at year end 2002.

This transaction significantly enhances DDR’s portfolio through the unification of two parallel businesses. It adds approximately a billion dollars of core assets to DDR’s portfolio, increasing our asset base by 30 percent. It broadens our existing tenure relationships with the nation’s leading retailers, particularly Wal-Mart, Lowe’s, Kohl’s, and TJ Maxx. DDR’s top 10 tenants comprise approximately 30 percent of JDN GLA and 20 percent of JDN revenue base.

It provides substantial upside from assets. JDN has 21 projects under construction. Total project under construction is 6.8 million square feet, of which 3.2 million square feet will be owned and of which 1.8 million square feet is already open and operating. The total cost to complete the development pipeline, as of June 30, 2002, was $97 million. However, this number is expected to be reduced to approximately $35 million prior to the closing of this transaction. We estimate the development projects under construction will generate over $35 million in incremental GLA to DDR. In addition, JDN has 17 pipeline development projects, with total GLA of approximately $3 million square feet and projected total cost of approximately $220 million. These projects will generate over $25 million in NOI, approximately 11 percent return on cost on an unleveraged basis.

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As part of this transaction, we will also be acquiring a significant portfolio of land over 600 acres, valued in the transaction of approximately $80 million. This selling of the land will provide an opportunity to raise capital accretively as assets are monetized. With our strong tenant relationships, DDR can enhance profitability of this development pipeline. The transaction, as Craig said, creates significant operating and financial synergies. We anticipate saving approximately $9 million in estimated 2003 G&A expense through the elimination of redundant executive and corporate positions; as well as taking advantage of DDR’s in-place infrastructure in the many markets where JDN does business.

In addition, considering that DDR offers investment grade credit as opposed to JDN’s single B rating, we estimate saving over $6 million in interest expense by reducing the blended rate on JDN debt by 100 basis points. JDN also has $50 million in preferred stock at 9 3/8 percent coupon that may be called by the company in September of 2003. In addition to the interest rate savings discussed above, the opportunity to refinance preferred stock on the call date may provide accretion due to DDR's lower cost of funds. One of the more exciting aspects of this transaction is that from a balance sheet perspective it is essentially leverage neutral. Our debt to total market capital increased slightly to 100 to 150 basis points, our debt preferred to total market cap actually will improve by approximately 50 basis points.

Our interest coverage, debt service coverage, and fixed charge coverage ratios will also improve. From an earnings perspective, this transaction represents a highly accretive use of DDR equity. We expect this transaction to be approximately five percent accretive to consensus estimates for 2003 and on leverage neutral basis. This accretion estimate includes a dilutive impact of the non-income producing land assets. We anticipate the accretion will be enhanced by the sale of these assets which will commence immediately after the transaction closes.

We anticipate further accretion as the development pipeline is completed and built-out. However, I would caution you not to arithmetically adjust your 2003 consensus estimates for DDR by the effect of this transaction. We will very likely take advantage of the opportunity that this transaction presents to de-lever our balance sheet and create financial flexibility through the sale of land and non-core assets. This will dilute some of the accretion from this transaction. We will give you more specific guidance on the projected debt levels and earnings for 2003 on our third quarter conference call, which will be held on Friday, November 1st.

In conclusion, as this transaction closes, we anticipate DDR’s market cap to increase to excess of $5 billion, making it the largest shopping center REIT based on total market capitalization and growth leasable area (in) under management. The transaction will be put to a separate vote of DDR and JDN shareholders later this year or early next year and we anticipate the transaction will become effective in first quarter of 2003. As we look forward to accomplishing this merger, DDR will conduct an in-depth review of its operating needs, we will set up a transition committee from both companies to evaluate staffing needs and opportunities. This will include a focus on leasing, development, property management, accounting, legal and IT. In summary, this transaction provides Developers Diversified several means to strengthen our position as nation’s leading owner, operator and developer of market dominant community shopping centers.

The transaction presents a perfect fit of core assets for Developers Diversified Realty, plus a very exciting pipeline of development opportunities where we can use our core skills to add value on an ongoing basis. At this time, we would like to open the line to receive your questions.

OPERATOR: Thank you. Ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered, please press the pound key. One moment for the first question. First question comes from Lou Taylor of Deutsche Bank.

LOU TAYLOR: Accretion assumptions a little bit more in terms of the financing, does that reflect maybe taking some of the JDN debt on a short-term LIBOR-based debt or long-term basis?

WOLSTEIN: The opportunities today are similar, you know, either way we decide to go. I think that most of JDN’s line is swapped out at a cost of funds today in excess of 7 percent. That can be refinanced by DDR either unsecured with some term debt, fixed rate term debt on the secured side, or through expanding our line of credit with variable rate debt. These projections are basically based on us continuing the same capital structure in percentages that we now have. In terms of preferred, in terms of variable and fixed rate debt et cetera.

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TAYLOR: OK. Then, on your land sale assumption and accretion there, is that coming from recognition of gains on sale of land or just from land that is being where the current cost are being expensed and you are paying down debt with the proceeds?

WOLSTEIN: Our expectation is the major accretion from the land will basically come from the fact it will allow us to repay indebtedness with assets of non-income producing and then to use that capital to reinvest in something that is income-producing and give us increase our run rate accordingly, isn’t what we are talking about is not gain on sale of land per se, but the opportunity to re-deploy those assets into income-producing assets.

TAYLOR: For Craig, can you expand a little bit in terms of the rationale for keeping the exchange ratio where it was, despite the decline in the DDR shares over the last month or so?

MACNAB: Lou, we entered into an arrangement with DDR, which provides a fixed exchange ratio. The way we look at this is it’s not a sprint, it’s a marathon. To be sure on a daily basis there may be changes and of course, there will be. But, for the reasons I mentioned earlier, we think that DDR is an excellent partner for JDN and over the medium term, will provide attractive value to our shareholders.

TAYLOR: OK. Then, just as a last question to follow-up on that, can you just explain the rational then since cap rates are low? Demand for real estate is pretty strong. Equity markets are pretty volatile here. It would seem that the value of the real estate really hasn’t changed very much, while the value of the consideration here has declined. And has the board coming out with regard to these two alternatives, you know, given how much the differential has changed in the last month or so? And is there consideration to maybe accelerate asset sales just on your own?

MACNAB: As Scott mentioned a moment ago, beginning today, discussions will begin on a transition committee. Right now, we are – have certain properties under contract to sell and to the extent it makes sense for us and also for them, will be discussing it with them as we proceed.

WOLSTEIN: Lou, if I may comment on that, as well. I think it is really a misnomer to state the value of the consideration has declined just because of the nominal stock price in the market. JDN shareholders will be DDR shareholders. As DDR shareholders, they will have 21 percent of our earnings capability, as well as 21 percent of our assets. And our assets haven’t declined in value during the decline in our recent share price any more than JDN’s has. I think if you look at any of the estimates on the street for DDR, most of them are north of 23 dollars per share. On balance, the consideration is very fair. In terms of what JDN shareholders are giving and getting, quite frankly, the contribution of FFO from JDN to the combined company is less than the share of FFO that JDN shareholders will have post-merger by a pretty significant margin.

TAYLOR: Thank you.

OPERATOR: Thank you. Our next question comes from Craig Schmidt of Merrill Lynch.

CRAIG SCHMIDT: Good morning. I wonder what the pre-leased rate of the 21 development projects in JDN’s pipeline is?

MACNAB: Craig, that number is approximately 80 percent.

SCHMIDT: Great. From DDR’s perspective how did they underwrite or prescribe value to the land component to get to the $80 million?

WOLSTEIN: We basically took the land portfolio, Craig, we evaluated on parcel by parcel basis with the people within our organization that are responsible for disposing of similar land within our portfolio. Then, we put a carrying cost assuming it would take a considerable period of time to dispose of the land. We deducted a cost of transaction cost that we expect that we would incur in connection with those sales. Then, we took reserve against that, as well, that is how we arrived at our value.

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SCHMIDT: Thank you.

OPERATOR: Thank you. Our next question comes from Bryan Long of Chesapeake Partners.

BRYAN LONG: Could you elaborate on the closing agreement JDN needs to enter with the IRS and the expected dollar amount? I want to make sure I understood this correctly, any dollar settlement with the IRS will be taken out of fourth quarter dividend?

MACNAB: That is correct. Let me identify this and appreciate the question. In connection with this transaction, we identified a technical issue, which we have spoken to the IRS about and recently delivered a request for relief to the Internal Revenue Service. You are correct, the amount to the extent any payment needs to get made to the service which we expect to occur, the amount of any payments that are made to the service and the related expenses, will reduce the dividends that are otherwise payable to the common shareholders of JDN.

In addition to that, we have agreed that we will not declare or pay dividends on our common stock until we finalized our closing agreement with the service. But, we are hopeful that the closing agreement will be finalized prior to normal record and payment dates for the fourth quarter dividend of this year. Just one more comment, we believe while we – at this point in time, do not know what the amount of any payment to the service will be, we believe that this amount will not have a material adverse effect on the company.

LONG: If you could pick a number that would be the maximum exposure, what would be the number be?

MACNAB: At this point in time, as much as I would like to answer your question, we are just unable to do that.

LONG: OK. Thank you very much.

OPERATOR: Thank you. Once again, ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone. Our next question comes from Jung Park of Deal Analytics.

JUNG PARK: Does this deal require Hart-Scott-Rodino approval? Can you go over when you expect the agreement with the IRS to be reached?

WOLSTEIN: I will answer the first question and Craig can answer the second question. No it does not require Hart-Scott-Rodino approval.

MACNAB: We are very hopeful we will have resolution of this matter with the service by the time our dividend would otherwise become – at the time we would declare our dividend, which for us is middle of December. However, we don’t know exactly when that will be.

PARK: OK. But, you expect to have a formal agreement in hand by middle of December?

MACNAB: That is correct at this point in time. I hope.

PARK: Thank you.

OPERATOR: Thank you. Our next question is from Fred Patelsky of Tiedemann Investment.

FRED PATELSKY: Two questions. What would happen if the payment to the IRS exceeded the amount of the dividend? What would happen under that circumstance?

MACNAB: Did you say two questions?

PATELSKY: That was the first question. The second question, what exactly is the issue with the IRS?

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MACNAB: I don’t want to make this into the subject of this conference call because it is a technical issue we hope we will resolve quite quickly and without a great deal of pain. But, in the merger agreement provides that we will not pay any dividends until we resolve this matter. So, conceptually it can go on for a couple of quarters. But, we’re hopeful that this is simply a technical matter that we addressed in the due diligence of this transaction. On an expeditious basis, we have gone to the service and we are looking forward to putting it behind us as soon as possible.

PATELSKY: Sure. Sure. Not to beat it down, but if it exceeded their dividend, would you take the rest of the cost or would the shareholders of JDN have to pay if it exceeded their $0.27 dividend?

MACNAB: At this point in time, we are looking at it as cost to our shareholders.

PATELSKY: OK. Thanks so much.

OPERATOR: Thank you. Our next question comes from Sam Sabbagh of KBS Management.

SAM SABBAGH: My question has been answered. Thank you.

OPERATOR: Our next question comes from Tony Howard of Hilliard Lions.

TONY HOWARD: Good morning. Other than the discussed land sale and potential saving from the corporate is there any potential of developments and properties in the pipeline that do not meet your DDR kind of financial requirements? Also, on similar question, is there any overlap of properties that might make sense of eliminating them?

WOLSTEIN: Two questions. One is were there developments in the JDN pipeline that didn’t meet our criteria? And what was the second question?

HOWARD: Are there any existing properties that might be ...

WOLSTEIN: I see. Where there is overlap. Yes, there were property that is didn’t meet our criteria. We did an extensive review of every asset under development and every asset in the shadow pipeline, with the respect to those under development requiring the whole company, including all assets, to the extent returns on any project wouldn’t have met our threshold criteria for return on cost, it is reflected in the price. Obviously we are acquiring everything. On the other hand in the shadow pipeline, we still have the opportunity to pick and choose as to which projects we would proceed with. We have been through an exhaustive analysis of the pipeline.

I think we have a pretty good handle on which projects we want to pursue. Of course, you know, all of that is future upside to the combined company. None of it is in the 2003 numbers. And that list can change over time. You know, I might say as I am sure JDN’s side, just like at DDR, they may have picked and chose among their pipeline over time, as well, as you learn about the prospects for various development projects.

As far as overlap, you know, there certainly is overlap in markets. I can’t think of any assets that are directly competitive per se, but, we will in all likelihood, dispose of significant number of assets within the JDN portfolio, not because of competitive overlap, but just because they don’t necessarily meet the criteria for long-term hold by DDR. We will take that capital generated by the sale of those assets and apply it to repayment of debt or in pursuit of investment opportunities that are in line with our core strategy.

HOWARD: Thank you.

OPERATOR: Thank you. Our next question comes from Greg Andrews of Green Street Advisor.

GREG ANDREWS: Good morning. Scott, are there any break-up fees spelled out in the merger agreement? If so, what are those?

WOLSTEIN: Breakup fee of $16 million plus expenses, Greg.

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ANDREWS: Payable by?

WOLSTEIN: Payable – I mean, by JDN if they accept a higher offer or pursue a transaction with another buyer.

ANDREWS: Right. OK. And the GNA savings that you referred to of $9 million looks like it’s roughly three quarters of JDN’s run rate, so it sounds like most of their GNA can be eliminated through this consolidation process that you’re going to get started with, is that correct?

DAVID JACOBSTEIN: This is David Jacobstein. The answer is yes. We already started the process obviously of looking at what that G&A would be, how many people we need, how many people are here, how many people in the field and what functional groups. That will continue as part of the transition committee Craig eluded to. We are on top of that and have a good idea of where we need to go. We are not disclosing specific numbers, but the savings will be approximately $9 million.

ANDREWS: OK. Terrific. And in terms of transaction costs, what do you expect roughly those to be?

WOLSTEIN: Transaction cost will be somewhere in the 25 to 30 million dollar range, considering everything, that includes all debts and banking fees, legal accounting, proxy fees, severance payments, anything else that we encounter in connection with closing the transaction.

ANDREWS: OK. Great. Then, I guess that does it. Thank you.

OPERATOR: Thank you. Our next question comes from Steve Sakwa of Merrill Lynch.

STEVE SAKWA: Good morning. I guess for Craig or maybe Scott. Could you give us little bit more background – I am trying to understand the development project and costs and returns associated with that. Scott, you are pretty clear that the 17 or at least future projects may have had 11 percent return. Can you give us some sense as to the ones under construction?

WOLSTEIN: Steve, I think what I tried to explain earlier. I will try to make it more clear. We value the development projects based on what we thought each project was worth. Based on the NOI we projected to get and the amount of risk left in the project to attain that NOI, there was a separate cap rate applied to every property from that perspective. We took the pro forma NOI and applied that cap rate in doing our own internal NAV analysis.

That number bears no relationship to what the return may or may not have been under the JDN side. There may be situations where their return was higher. There may be situations where their return was lower. But, the numbers that we projected for 2003, essentially already include the pro forma numbers from the development properties because as a practical matter, the portfolio that is under construction will be essentially completed in advance of the closing of this transaction.

SAKWA: Could you give us a sense of the range of cap rates that maybe you applied to the different development projects? How low could they have been and how high could they have been?

WOLSTEIN: There may have been some as low as sub-9 and some that were north of 11. I think on a blended basis, the cap rates on the developments were slightly higher than the blended cap rate for the operating assets.

SAKWA: OK. Secondly, could you just talk about the internal growth prospects of the JDN assets? My recollection having covered the company a number of years ago, is that the internal growth tended to be relatively minimal and most of the growth came from development activity? Can you talk about the rental spread they are seeing versus what you are seeing and how you factor that into your underwriting process?

WOLSTEIN: Yes. The spreads that we discovered and evaluated in the JDN portfolio, about 13 percent primarily on renewals. You know, our rental spreads are about 22 percent and new leases 9 percent on renewals. So, on a blended basis, our releasing spreads might be slightly higher. However, the occupancy rate of the JDN portfolio today is slightly lower than our blended occupancy. I think we can have impact on the growth rate of their portfolio by enhancing the overall occupancy rate. I think that once we go through the culling of the herd, if you will, we will end up with a portfolio that will be completely consistent in growth rate with the DDR portfolio.

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SAKWA: Lastly, have you had any kind of opportunity to talk to the major tenants about this and how that may factor into the future development projects?

WOLSTEIN: Yes, we did have a opportunity to talk to various tenants and that was a very important aspect of the due diligence process, to validate the quality of the pipeline. We had very specific discussions and quite frankly, the tenants, the major tenants that we discussed with the pipeline with, were excited about the various opportunities in the JDN pipeline.

SAKWA: So, you would probably envision most, if not all projects going forward.

WOLSTEIN: The 17 we identified were identified because we did believe those were the ones that would go forward. Several others we eliminated.

SAKWA: Those being eliminated are part of that $80 million land bank ...

WOLSTEIN: No, no. Virtually no land in the development pipeline. Those parcels are under contract or other option to be acquired. The land in the $80 million is land that is associated with operating properties, residual land or out parcels and what have you in connection with the development pipeline under construction. We really are not acquiring Greenfield development sites of any magnitude that are not where the construction hasn’t commenced.

SAKWA: OK. Thanks.

OPERATOR: Thank you. Our next question comes from Ben Pass of RBC Capital. Mr. Pass, your line is open.

BEN PASS, RBC CAPITAL: My questions have been answered. Thank you.

OPERATOR: Next question is a follow-up from Lou Taylor of Deutsche Banc.

TAYLOR: Craig or Scott, any open units involved in the transaction and what kind of tax protection were associated with them?

MACNAB: Lou, we had a small amounts of unit on the property that we own in Milwaukee. It is really very small and we expect them to convert to DDR shares.

TAYLOR: Thank you.

OPERATOR: Thank you. Our next question comes from Rich Moore of McDonald Investments. Mr. Moore, your line is open. It appears he has stepped away from the phone. Next question from Jay Habermann of Credit Suisse First Boston.

JAY HABERMANN: Scott, could you provide clarity to upside potential of occupancy you mentioned earlier in your comments on internal growth?

WOLSTEIN: I think that Jay, we have operated the DDR portfolio in a range of about 94 to 97 percent and we expect that the permanent portfolio that we maintain from the JDN assets will be consistent with that. Currently their occupancy is 92.7 percent. So, you’re roughly talking about 200 basis points to 300 basis points in potential occupancy gain. That is not to say that every asset that in the JDN portfolio will be maintained and will automatically increase occupancy. It is just to say in terms of how we pursue our investment strategy, centers that cannot stay substantially fully leased, we will in all likelihood, dispose of.

HABERMANN: Can you provide an update on how leasing is progressing in second half of this year?

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WOLSTEIN: At DDR. I will ask Dan Hurwitz to answer that since he is closer to it on a daily basis.

DAN HURWITZ: Jay, considering the economic climate, leasing has progressed well in the second half of the year. This summer, we did see softness, which we discussed on the last conference call. Since the beginning of September, we have seen renewed enthusiasm from a number of retailers, particularly those who got 2003 open to buy in September, which is not uncommon. June and July can be slow. September in 2003 when open to buy are established business does pick up and interest picks up. We have seen that throughout the portfolio.

WOLSTEIN: This ...

MACNAB: This is Craig. Our leasing in August was excellent.

HABERMANN: Thank you.

OPERATOR: Thank you. Once again, ladies and gentlemen, if you have a question at this time, press the one key on your touch-tone telephone. If your question has been answered or wish to remove yourself from the queue, press the pound key. Next question comes from Nelson Lam.

NELSON LAM: Good morning. I apologize. I have a bit of laryngitis, but I did have three questions. Is shareholder approval required to close this transaction?

WOLSTEIN: Yes.

LAM: My question is second question is why was there no premium paid for JDN share? I mean the stock has been trading over 12 for the last several months and this deal is being done at 11.

WOLSTEIN: As a buyer, I can just tell you we didn’t think it was appropriate.

LAM: It’s a good deal for you. But why would we agree to that, Craig?

MACNAB: I appreciate your question. As I mentioned earlier, we conducted an extensive marketing process, Lazard Freres, did on our behalf. They shared material with over 40 different prospective acquirers. This is the – what we believe is the best transaction that is available to our shareholders, both in terms of likelihood of closing and secondly the caliber of the currency our shareholders will receive.

LAM: Better than staying an independent company?

MACNAB: We think that this is the best situation for our shareholders, yes, sir.

LAM: OK. In February of this year, Warren Buffet filed a 13-D that indicates he owned 7 percent of the company, did he have any opinion or consulted on this transaction?

MACNAB: You are correct, Mr. Buffet is a large shareholder in JDN. Pursuant to Regulation FD, we have not contacted or talked to any of our shareholders prior to this announcement.

LAM: Great. So, he’s learning of it as we all are?

MACNAB: That is correct.

LAM: Thank you.

OPERATOR: Thank you. Our next question is from Rich Moore of McDonald Investment.

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RICH MOORE: Good morning. First I want to extend my congratulations to Craig and Scott for getting to this point. On the number of properties in the 100 property JDN portfolio, Scott, you might think of selling, can you give us a rough percentage idea?

WOLSTEIN: Yeah, Rich, I think we’ve roughly identified 15 percent in the value. I don’t have in terms of the number of properties. But, about 15 percent of the value of the portfolio we have identified as candidates for disposition and reinvestment.

MOORE: Would that be mostly in 2003, you think?

WOLSTEIN: You know, it’s always difficult to predict. The market has been excellent, you know, for small transactions of individual assets. You know, we can’t obviously offer anything for sale until we own it. We don’t know when that will be. We also are working very closely with JDN’s management and our strategy, I don’t think is wholly inconsistent with what they would do as an operating company on their own. So, it is possible some of the assets could actually be disposed of prior to closing.

MOORE: OK. Now, as far as the 5 percent accretion, are you factoring in there any improvements to the property you plan to keep? Or is that all cost savings and addition of development properties?

WOLSTEIN: No lease-up projections included in accretion analysis.

MOORE: OK. And then, are there any accounting differences between the two companies that we should be aware of that might come into play here?

WOLSTEIN: No there are no significant accounting differences in the way we apply GAAP.

MOORE: OK. Last thing, as I recall, the JDN line and term loan come due at the end of this year. Correct me if I am wrong. Would you then have to go through any effort to extend those into early next year? Do you see any issues with doing that?

MACNAB: Rich, you are correct. Credit facility does come due at end of this year. We currently are in discussions with our banks about extending that facility.

MOORE: You don’t anticipate any problems?

MACNAB: I think our banks should be quite comfortable with where we are in terms of the assets that they hold as collateral of security they have with the definite nature of this merger agreement.

MOORE: OK. Great. Thank you, guys.

OPERATOR: Thank you. Our next question comes from Ian Barringer of Woodbourne Advisors.

IAN BARRINGER: Good morning, gentlemen. Wondering what the additional closing conditions that you mentioned in the press release are in addition to IRS closure agreement? In particular, is there an out for additional due diligence?

WOLSTEIN: No, there is not an out for additional due diligence. There is a – as in any transaction, reps and warranties on both sides. If any warranties are proven to be false during the period of time under contract, either side would have the opportunity to terminate the agreement, as well as pursue other revenues. Barring that, the only other major condition to closing is approval of shareholders of both companies.

BARRINGER: Thank you, gentlemen.

OPERATOR: Thank you. Our next question comes from Jason Dahl of Aetos Capitol.

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JASON DAHL: My questions have been answered. Thank you.

OPERATOR: Our next question comes from Matthew Ostrower of Morgan Stanley.

ALLEN CALDERON: This is Allen Calderon for Matthew Ostrower. Most of my questions have been asked and answered. Two questions. Could the tax issues hold up the closing of this transaction if they are not settled prior to the end of the first quarter?

WOLSTEIN: Outside closing date on transaction is May 15th. So, under the terms of the agreement, the transaction doesn’t have to close before May 15th. It is really I think, almost inconceivable this matter won’t be resolved by then.

ALLEN CALDERON: OK. One other question. Do you have any estimate of severance pay?

MACNAB: Total DDR has determined exactly or completed their operational review in terms of the functional areas Scott mentioned earlier. It is not clear which people they will retain until that process is completed we are not able to calculate that. Having said that, I think it is fair to say they themselves have made a calculation of what that margin may be. It would be premature to speculate.

ALLEN CALDERON: Final question. Do you guys have some sort of a target debt plus preferred to market cap that you are looking to get to overall on this transaction?

WOLSTEIN: Good question. Probably of all the ratios that we look at, debt plus preferred to total market cap is one that we look at the least. We are much more focused on our coverage ratios and our total debt to market value of our assets is computed by our banks under loan covenants. You know, we are excited by this transaction because we think it gives us the opportunity to continue the type of growth and earnings that we have had in recent years and also enhance our flexibility through de-leveraging the balance sheet. The magnitude of that de-levering will become clearer as we continue our analysis on dispositions and what have you. We will be able to give you specific guidance of that on November 1st. I am not trying to be evasive. We are in the midst of our budgeting process. We won’t be closing our budgeting process for the next – about 10 days. And when we finish that process, we will have very specific goals and objectives with respect to our credit ratios.

ALLEN CALDERON: Thank you very much for your time.

OPERATOR: Thank you. Once again, ladies and gentlemen, if you have a question at this time, press the one key on your touch-tone telephone. If your question has been answered or wish to remove yourself from the queue, press the pound key. Our next question comes from Fred Patelsky from Tiedemann Investment.

PATELSKY: One more follow-up. The IRS tax issue, is it just a question of payment, right? There is no way that could break the deal, is that fair? Or is that possible if not resolved, that could be a deal issue?

MACNAB: We are hoping to resolve the matter in the next 6 or so weeks. From our perspective, it is a technical issue that we need to get resolved. We believe that this will not have a material adverse effect on the company or the outcome of this transaction.

PATELSKY: Thanks very much.

OPERATOR: Thank you. Our next question comes from Nelson Lam (ph).

LAM: You guys had mentioned earlier in the call there is a breakup fee of $16 million if this deal doesn’t go through, payable by JDN. Does that fee still payable if the shareholders vote against the deal?

WOLSTEIN: It is not payable if the shareholders vote against the deal, unless the company pursues a transaction with another buyer at a higher price.

LAM: If we vote against the deal first and the deal is off, then another buyer comes in and then we say $16 million?

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WOLSTEIN: If information with respect to that other offer is available to you before the vote, then the breakup fee would be payable.

LAM: Thank you.

OPERATOR: Thank you. There appear to be no further questions at this time. I would like to turn the program back to Scott Wolstein for closing remarks.

WOLSTEIN: I just want to thank everybody for assembling on short notice. I am sure everybody that is here is available to provide further explanations if you would like to talk to us today, we are in Cleveland. Thank you very much and we look forward to proceeding with this transaction.

OPERATOR: Ladies and gentlemen, thank you for participating in today’s program. This concludes the call. You may now disconnect.

END

Additional Information concerning the Merger and Where You can Find It

DDR will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN with the SEC. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.